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Filed by State Street Research Equity Trust
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:  State Street Research Equity Trust
SEC File No. 33-4296

[STATE STREET RESEARCH LOGO]

STATE STREET RESEARCH SHAREHOLDERS RECEIVE
PROSPECTUS/PROXY STATEMENT IN NOVEMBER MAILING

State Street Research (SSR) shareholders will be sent a prospectus/proxy statement the week of November 8 soliciting their approval of the reorganization of SSR funds into BlackRock funds in connection with BlackRock's recent agreement to acquire the parent company of State Street Research & Management Company (SSRM), the investment adviser to the SSR funds, from MetLife, Inc.

The questions and answers below provide you with an overview of the proxies and should help you respond to inquiries from your clients. In addition, a grid is included that outlines the proposed fund line-up and portfolio management teams.

We appreciate your patience and understanding during this period of transition and thank you for your continued support. IF YOU NEED FURTHER INFORMATION, PLEASE CALL US AT 1-800-882-0052, MENU OPTION 5, EXT. 1400.

PROSPECTUS/PROXY MAILING - QUESTIONS & ANSWERS

Q - WHEN IS THE SSR PROXY MAILING TAKING PLACE?
A - The proxy is expected to mail the week of November 8, 2004.

Q - WHEN IS THE BLACKROCK ACQUISITION OF THE SSR BUSINESS EXPECTED TO CLOSE? A - The transaction is expected to close in early 2005.

Q - WHEN IS THE SSR SHAREHOLDER MEETING AND WHY IS IT BEING HELD?
A - The meeting is scheduled for December 27, 2004. SSR fund shareholders will be asked to cast their vote for the proposed reorganization of SSR funds into BlackRock funds. Shareholders may also choose to vote their proxies by telephone, via the Internet or by mail. It is very important that voting instructions be received NO LATER THAN DECEMBER 24, 2004.

Q - WHAT IS THE PURPOSE OF THIS PARTICULAR PROXY SOLICITATION?
A - After careful consideration, the Board of Trustees of the SSR funds has determined that the proposed reorganizations will benefit the shareholders of SSR funds and recommends that shareholders carefully consider and approve the proposal.

Q - HOW WILL SHAREHOLDERS BENEFIT IF THE PROPOSAL IS APPROVED?
A - The Board of Trustees of the SSR funds believes that shareholders will benefit from:

       - similarities between the investment objectives and policies of each BlackRock fund and the respective SSR fund;

       - the fact that BlackRock has committed to maintain the combined fund's net operating expense ratio at a level no greater than that of the SSR fund until February 1, 2007;

       - the combined fund family having access to significantly more investment professionals and related resources; and

       - the same level of services shareholders currently receive, in addition to a broader array of options offered by a larger fund family.

Q - WHEN WILL THE REORGANIZATIONS OCCUR?
A - If approved by shareholders, the reorganizations are expected to occur in early 2005, along with BlackRock's acquisition of SSRM Holdings, Inc. The reorganizations will not take place in the event that for any reason BlackRock does not acquire SSRM Holdings, Inc.

FOR USE WITH BROKER/DEALERS ONLY.
NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN ORAL OR WRITTEN FORM IN SOLICITING SALES.

STATE STREET RESEARCH SHAREHOLDERS RECEIVE
PROXY STATEMENT IN NOVEMBER MAILING (cont.)

Q - HOW WILL THE REORGANIZATION AFFECT SHAREHOLDERS?
A - If the proposed reorganization is approved, the assets and certain stated liabilities of each SSR fund will be combined with those of the respective BlackRock fund, accounts will be set up for shareholders at BlackRock and they will receive shares of the BlackRock fund. Shareholders of the SSR fund would receive shares of the BlackRock fund with an aggregate value equivalent to the net asset value of their SSR fund shares at the time of the transaction.

Q - WILL SHAREHOLDERS HAVE TO PAY ANY SALES LOAD, COMMISSION OR OTHER SIMILAR
    FEE IN CONNECTION WITH THE REORGANIZATION?
A - Shareholders will pay no sales load, commission or other similar fee in connection with the reorganization. As more fully discussed in the prospectus/proxy statement, the holding period with respect to any contingent deferred sales charges applicable to shares of the BlackRock fund received by shareholders in the reorganization will relate back to their original aquisition of shares of the SSR fund and as such will be measured from the earlier of the time (i) they purchased the shares from the SSR fund or (ii) they purchased their shares of any other SSR fund and subsequently exchanged them for shares of the SSR fund.

Q - WILL SHAREHOLDERS HAVE TO PAY ANY FEDERAL TAXES AS A RESULT OF THE
    REORGANIZATION?
A - The reorganization is expected to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the reorganization so qualifies, in general, a fund will not recognize any gain or loss as a result of the transfer of all of its assets and certain stated liabilities in exchange solely for the shares of the BlackRock fund or as a result of its liquidation, and its shareholders will not recognize any gain or loss upon their receipt solely of the shares of the BlackRock fund in connection with the reorganization.

Q - WILL SSR PORTFOLIO MANAGERS CONTINUE TO MANAGE ALL MUTUAL FUNDS?
A - The Board of Trustees of the SSR funds believes that the combined fund family will have access to significantly more investment professionals and related resources. In some cases, the combined fund portfolio management team is expected to be led by current SSR managers; in other cases, the team is expected to be led by BlackRock managers; and in other cases, the team is expected to be led by a merged group of SSR and BlackRock managers.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
BlackRock Funds ("BlackRock") has filed Combined Prospectus/Proxy Statements with the Securities and Exchange Commission (SEC)
Registration Statements, on Form N-14 (Nos. 333-119445, 333-119446, 333-119447, 333-119457, 333-119448, 333-119449, 333-119450, 333-119451,
333-119452, 333-119453, 333-119454, 333-119456, 333-119458, 333-119459 and
333-119461), of BlackRock and certain State Street Research ("SSR") funds and other relevant materials regarding the proposed reorganizations (the "Reorganizations") of certain series of SSR trusts into certain series of BlackRock funds. The Combined Prospectus/Proxy Statements, of which this Questions and Answers summary is a part, is being sent, simultaneously with the summary, to security holders of SSR seeking their approval of the reorganizations. WE URGE YOU TO READ THE COMBINED PROSPECTUS/PROXY STATEMENTS FILED BY BLACKROCK WITH THE SEC ON NOVEMBER 8, 2004, AND THE OTHER RELEVANT MATERIALS FILED BY BLACKROCK OR SSR WITH THE SEC BEFORE VOTING OR MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE REORGANIZATIONS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BLACKROCK, SSR AND THE REORGANIZATIONS. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC on the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441-7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.

FOR USE WITH BROKER/DEALERS ONLY.
NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN ORAL OR WRITTEN FORM IN SOLICITING SALES.

PROPOSED FUND LINE-UP AND PORTFOLIO MANAGEMENT TEAMS

SSR FUND         MERGE INTO      INVESTMENT STYLE  BENCHMARK FOR BLK FUND     PM TEAM                         SURVIVING TRACK RECORD
SSR ASSET        BLK Balanced    Keep existing     60% S&P 500,               Merged team led by Andrew       SSR Asset Allocation
ALLOCATION                       strategy          40% Lehman US              Damm (BLK) & Linda Zhang
                                                   Aggregate                  (SSR)

SSR AURORA       BLK Aurora      Keep active       Russell 2500(R) Value      Merged team led by Wayne        SSR Aurora
                                 fundamental                                  Archambo (BLK)

SSR EMERGING     BLK Emerging    Keep active       Russell 2500(R) Growth     Consolidate under merged        SSR Emerging
GROWTH           Growth          fundamental                                  team led by Neil Wagner (BLK)   Growth
                                                                              & Eileen Leary (SSR)

SSR GLOBAL       BLK Global      Keep active       Wilshire 5000              SSR energy team led by Dan      SSR Global Resources
RESOURCES        Resources       fundamental       Modified Energy            Rice & Denis Walsh

SSR GOVERNMENT   BLK             Keep relative     Lehman Intermediate        BLK fixed income team           BLK Intermediate
INCOME           Intermediate    value             Government                 led by Scott Amero, Keith       Government Income
                 Government                                                   Anderson & Todd Kopstein

SSR HEALTH       Shell           Keep active       Lipper Health/Bio-         Merged team led by Erin Xie     SSR Health Sciences
SCIENCES                         fundamental       technology Funds Index     (SSR) & Thomas Callan (BLK)

SSR HIGH INCOME  BLK High Yield  Keep relative     Lehman US                  BLK fixed income team led by    BLK High Yield
                                 value             Corporate HY               Scott Amero & Jeff Gary

SSR INVESTMENT   BLK Select      Change to         S&P 500                    BLK quantitative equity team    BLK Select Equity
TRUST            Equity          active quant                                 led by David Byrket & Fred
                                                                              Herrmann

SSR LARGE-CAP    BLK Select      Change to         S&P 500                    BLK quantitative equity team    BLK Select Equity
ANALYST          Equity          active quant                                 led by David Byrket & Fred
                                                                              Herrmann

SSR LARGE-CAP    BLK Large-Cap   Change to         Russell 1000(R) Value      BLK quantitative equity team    BLK Large-Cap
VALUE            Value           active quant                                 led by David Byrket & Fred      Value
                                                                              Herrmann

SSR LEGACY       BLK Legacy      Keep active       Russell 1000(R) Growth     SSR large-cap growth team led   SSR Legacy
                                 fundamental                                  by Ed Dowd & Jeff Lindsey

SSR MID-CAP      BLK Mid-Cap     Keep active       Russell Midcap(R) Growth   Merged team led by Eileen       BLK Mid-Cap
GROWTH           Growth          fundamental                                  Leary (SSR) & Neil Wagner       Growth
                                                                              (BLK)

SSR MID-CAP      BLK Mid-        Keep active       Russell Midcap(R) Value    Merged team led by Anthony      SSR Mid-Cap Value
VALUE            Cap Value       fundamental                                  Forcione (SSR) & Wayne
                                                                              Archambo (BLK)

SSR MONEY        BLK Money       Keep relative     Lipper Money Market        BLK Institutional Management    BLK Money Market
MARKET           Market          value             Funds Index                Corp.

                                     *SSR: State Street Research; BLK: BlackRock

The information above is as of November 2004 and is subject to change. The reorganizations are subject to shareholder approval and the closing of BlackRock's aquisition of SSRM.

FOR USE WITH BROKER/DEALERS ONLY.
NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN ORAL OR WRITTEN FORM IN SOLICITING SALES.


Member NASD, SIPC
(C) 2004 State Street Research Investment Services, Inc.
One Financial Center
Boston, MA 02111-2690
www.ssrfunds.com
CONTROL NUMBER:(exp0205)SSR-LD                                     SSR-9095-1104